Item 2.  Acquisition or Disposition of Assets

                 STONE POINT (formerly Sterling Point)APARTMENTS
                            Charlotte, North Carolina


     On January 15, 1998, Cornerstone Realty Income Trust, Inc. (the "Company") purchased the Sterling Point Apartments (the "Property"), consisting of 192 apartment units located at 10900 Point South Drive, Charlotte, North Carolina. The Company has renamed the Property the "Stone Point Apartments."

     The seller, Sterling Apartments, LLC, was unaffiliated with the Company. The purchase price was $9,700,000, which was paid in its entirety with funds borrowed by the Company under its unsecured line of credit. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The following information is based in part upon information provided by the Charlotte Chamber of Commerce.

     Based in part upon its fast rate of growth and a diversified economy, Charlotte has in recent years come to national attention as an attractive location for business and residential growth. According to the August 1995, Site Selection magazine, Charlotte's corporate popularity ranked second nationally only to Dallas during the period between 1990 and 1994, being the site of 474 significant new and expanded facilities.

     Charlotte  has  developed  into  a  major   financial,   distribution   and
transportation center, with a metropolitan population of approximately 1.3 million and a population of approximately 5.6 million within a 100-mile radius. Charlotte's growth is also attributable to its favorable year-round climate, a moderate cost of living, excellent quality of life, educated work force, pro-business political climate, extensive transportation network, and strategic geographic location.

     According to the Charlotte Chamber of Commerce, during the first six months of 1995, approximately 530 firms announced new or expanded businesses which will provide approximately 6,200 new jobs in the area. Charlotte is home to major offices of more than 225 of the Fortune 500 industrial firms and approximately 300 of the Fortune 500 service firms.

     Charlotte is the leading financial center of the Southeast, serving as corporate headquarters to NationsBank and First Union. The growth of Charlotte's banking and financial communities has had a positive effect on the growth of its supporting industries,





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such as insurance,  accounting,  legal services, and real estate. Another recent aspect of Charlotte's development is as the location of professional basketball and football franchises known as the Charlotte Hornets and the Carolina Panthers, respectively.

     The city of Charlotte is located near the border of North Carolina and South Carolina within Mecklenburg County. It is located at the intersection of Interstates 77 and 85, the major north/south and east/west thoroughfares in the region, which provide convenient access to all other regional areas.

     The Property is located in Mecklenburg County, in the southwestern portion of the Charlotte metropolitan area. The Property is located at the intersection of Carowinds Boulevard and State Highway 49. The immediate area surrounding the Property consists of other multi-family and single-family housing, commercial development and retail development. The Property is an approximately ten-minute drive to Lake Wylie. The Property is an approximately five-minute drive from Interstates 77 and 485. The Charlotte central business district is an approximately 25-minute drive from the Property and Charlotte/Douglas International Airport is an approximately 15-minute drive from the Property via Interstate 77.

     DESCRIPTION OF THE PROPERTY. The Property was built in 1986 and comprises 192 garden-style apartments in 16 two-story buildings on approximately 20 acres of land. The Property offers three unit types. The unit mix and rents currently being charged to new tenants are as follows.


                                          APPROXIMATE
                                            INTERIOR             MONTHLY
QUANTITY        TYPE                      SQUARE FOOTAGE          RENTAL

64             One bedroom, one                 715                $560
               bathroom

64             Two bedrooms, two                832                 645
               bathrooms

64             Two bedrooms, two                997                 675
               bathrooms

     The units at the Property provide for a combined total of approximately 163,000 square feet of net rentable area.

         The Property has an outdoor swimming pool, two tennis courts, a playground, a fitness center, laundry facilities and a business center. The Property has a clubhouse which includes an


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entertainment area,  kitchenette,  conference room and leasing office.  There is ample paved parking for tenants.

     The Company believes that the Property has generally been well maintained and is in good condition. According to the seller, the seller expended approximately $260,000 in capital improvements beginning in January 1996. The improvements included construction of an addition to the clubhouse housing a fitness center, a new laundry facility, exterior painting, installation of the playground, carpet replacement in approximately 60% of the apartment units, vinyl floor replacement in approximately 50% of the apartment units, and new light fixtures and mirrors in some of the apartment units. The Company has budgeted $96,000 for additional renovations and improvements. These improvements are expected to include redecoration of the clubhouse, exterior painting with wood replacement as necessary, and new signs for the Property.

     Leases at the Property are for terms of one year or less. Generally, rental rates for the past five years have increased. As an example, a two-bedroom, two-bathroom (997 square feet) apartment rented for $520 in 1993, $530 in 1994, $550 in 1995, $603 in 1996 and $620 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $6.84, $6.97, $7.23, $7.93, and $8.15, respectively.

     The buildings are wood-frame construction on concrete slabs with pitched roofs covered with asphalt shingles. The exteriors are masonite hardboard siding.

     All apartment units have wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air conditioning unit. Each apartment unit includes miniblinds, exterior storage, a wrap-around porch, walk-in closets and washer/dryer connections. Each kitchen is equipped with a refrigerator/freezer, electric range and oven, dishwasher and garbage disposal. The owner of the Property supplies cold water, sewer service and trash removal. The tenants are responsible for electricity, which includes heating, air conditioning, hot water, cooking and lights.

     There are at least five apartment properties in the area that compete with the Property. The other properties that will compete with the Property offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Company estimates that occupancy in nearby competing projects now averages approximately 93%.


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     According to information provided by the seller,  physical occupancy at the
Property averaged approximately 99% in 1993, 99% in 1994, 99% in 1995, 94% in 1996 and 96% in 1997. On January 6, 1998, the Property was 95% occupied. The tenants of the Property are a mix of blue-collar and white-collar workers and retired persons.

     The following table sets forth 1997 real estate tax information for the Property.

         ASSET                 VALUE            TAX            TAX
                                                RATE

Land                          $856,830.00      $1.2550      $10,753.22
Buildings                    5,997,320.00       1.2550       75,266.37
Other features                  76,060.00       1.2550          954.55
                            -------------                   ----------
   Total                    $6,930,210.00                   $86,974.14
                            =============                   ==========
        Solid Waste Fee:                                     $6,369.00
        TOTAL TAX:                                          $93,343.14
                                                            ==========


     The basis of the depreciable residential real property portion of the Property (currently estimated at about 6,073,380) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Company believes that the Property is and will continue to be adequately covered by property and liability insurance.

     MATERIAL  FACTORS  CONSIDERED  IN  ASSESSING  THE  PROPERTY.   The  factors
considered by the Company to be relevant in evaluating the Property for acquisition by the Company included the following:

     1. The Company believes that the Charlotte, North Carolina area will experience continued strong economic development and steady population increase, and that such development and increase will support stable occupancy rates and reasonable increases in rents at the Property.



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     2. Based upon an engineering  report and its own  inspections,  the Company believes that the Property is in generally sound condition. In addition, the Company believes that the completion of its planned capital improvements will permit additional increases in rental rates.

     3. The Property is conveniently located and proximate to major employers and shopping.

     4. The Company is very familiar with the Charlotte rental market. The Company already owns other apartment complexes in the Charlotte area, which may provide certain economies and efficiency in operation.

     The Company is not aware of any material adverse factors relating to the Property not set forth in this report that would cause the financial information contained in this report not to be necessarily indicative of future operating results.



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